Liquidia Technologies, Inc.

419 Davis Drive, Suite 100

Morrisville, North Carolina 27560

Telephone: (919) 328-4400

March 18, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:                    Mr. Russell Mancuso

Re:                             Liquidia Technologies, Inc.

Registration Statement on Form S-1

File No. 333-230362

Dear Mr. Mancuso:

Liquidia Technologies, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on March 20, 2019, or as soon as practicable thereafter, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that: (i) should the United States Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew P. Gilbert, Esq. of DLA Piper LLP (US) with any questions or comments at (973) 520-2553.

LIQUIDIA TECHNOLOGIES, INC.

By:	/s/ Neal F. Fowler
Neal F. Fowler
Chief Executive Officer